JILL KELLY PRODUCTIONS HOLDING, INC.

January 2, 2006

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Jill Kelly Productions Holding, Inc.
Registration Statement on Form SB-2
SEC File Number 333-115533

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Jill Kelly Productions Holding, Inc. (the “Registrant”) hereby requests the withdrawal, effective immediately, of its Registration Statement on Form SB-2 which was initially filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on May 14, 2004 (Commission File Number 333-115533) (the “Initial Filing”), together with all exhibits thereto, and which was further amended by Amendment No. 1 to the Registration Statement filed with the Commission on July 15, 2004, together with all exhibits thereto (the “First Amendment”) and which was further amended on November 5, 2004 together with all exhibits attached thereto (the “Second Amendment” and together with the Initial Filing, and the first Amendment, the “Registration Statement”). The Registrant requests such withdrawal on account of its determination, at this time, that its contemplated structure of the offering of the securities to be registered by such Registration Statement may be limited given the uncertainty of the Company’s plans and current market conditions. The Registrant may undertake a subsequent offering of its securities including, without limitation, in reliance upon and in accordance with Rule 155(c) of the Securities Act of 1933.

This will also confirm, on behalf of the Registrant, that the Registrant Statement was not declared effective by the Commission, no securities were sold in connection with the Registration Statement and the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Securities Act of 1933.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Securities Act of 1933, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for further use. Please contact William Aul, Esq. at (619) 497-2555 with any questions regarding this request for withdrawal.

Sincerely,
JILL KELLY PRODUCTIONS HOLDING, INC.

/s/ Thomas Nelson
Thomas Nelson
President